Exhibit (a)(4)

Press Release
For immediate release August 25, 2003

For further information, contact:
Sense Technologies Inc.
C/o Jim Cotter, President.                     Tel. 704-522-7999 or jcotter@sensetech.com

SENSE INITIATES EXCHANGE OFFER FOR CONVERTIBLE NOTES

CHARLOTTE, N.C. (August 25, 2003)—Sense Technologies Inc. (SNSG – OTC) today announced the launch of an exchange offer for all of its secured and unsecured convertible promissory notes outstanding. The offer is expected to be open for twenty business days, although management and the Board of Directors reserves the right to extend or terminate the exchange offer. Holders of Series A Convertible Secured Notes will have the opportunity to exchange their notes for new notes maturing in August of 2005. The new secured notes will bear interest at 10% per annum and be convertible into common shares at $0.29 per share. The new secured notes will also be redeemable after August 30, 2005, in whole or in part at the option of the Company upon payment of principal and interest. Holders of the Convertible Unsecured Notes will have the opportunity to exchange their notes for Class A Preferred Shares at a deemed price of $1.00 per share. The Class A Preferred Shares will entitle the holders to dividends at the rate of $0.10 per share annually, and each share may be converted into common shares at the rate of $0.29 per share. The Class A Preferred Shares will be redeemable after August 30, 2005, in whole or in part at the option of the Company at the rate of $1.00 per share plus unpaid dividends thereon.

Sense Technologies holds exclusive patents on an automotive Doppler radar system that alerts drivers to potential hazards while backing. The Guardian Alert® Doppler Awareness System has a sensor that mounts at the rear of a vehicle and a warning indicator inside the vehicle. The system is maintenance free and can detect objects behind a backing vehicle in all weather and lighting conditions. The product can be fitted on existing vehicles as well as new cars and trucks. Thousands of Guardian Alert systems are in use on commercial fleets as well as on passenger vehicles today.

This press release consists of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include statements regarding the intent, belief or current expectations of the Company and its management. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, and actual results could differ materially from those indicated by such forward looking statements. The Company assumes no obligation to update the information contained in this press release, whether as a result of new information, future events or otherwise.